CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price(1)	Amount of registration fee(2)
Medium-Term Notes, Series E, Floating Rate Notes, Due 2042	$13,663,980	$974.25

(1)            Excludes accrued interest, if any.

(2)            The filing fee of $974.25 is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the $39,538.67 remaining of the filing fee previously paid with respect to unsold securities previously registered by Colgate-Palmolive Company pursuant to Registration Statement on Form S-3 No. 333-154923 which was filed on October 31, 2008 is being carried forward, of which $974.25 is offset against the filing fees due for this offering and of which $38,564.42 remains available for future filings. No additional filing fee has been paid with respect to this offering.

Pricing Supplement No. 1 dated October 29, 2010	Rule 424(b)(2)
(To Prospectus dated October 31, 2008	File No. 333-154923

and Prospectus Supplement dated October 29, 2010)

Colgate-Palmolive Company

Medium-Term Notes - Floating Rate

Series E

We are hereby offering to sell Notes having the terms specified below to you with the assistance of Morgan Stanley & Co. Incorporated (the “Agent”), acting as principal, at a fixed initial public offering price of 99% of the principal amount. The Notes will constitute Medium-Term Notes, Series E, will be consolidated with our Series E Floating Rate Notes originally issued on August 23, 2002, and reopened from time to time thereafter, and will be fully fungible with such previously issued Floating Rate Notes.

Principal Amount: $13,802,000	Trade Date: October 29, 2010
Issue Price: 99% (plus accrued interest from and including August 23, 2010)	Original Issue Date: November 3, 2010
Price to Public: 99%	Net Proceeds to Colgate: $13,663,980
Stated Maturity Date: August 22, 2042	Agent’s Discount or Commission: $0
CUSIP Number: 19416QDD9

Base Rate:

☐ Certificate of Deposit Rate
☐ CMT Rate
☐ Commercial Paper Rate
☐ Eleventh District Cost of Funds Rate
☒ LIBOR 01	[_] LIBOR 02
☐ Prime Rate
☐ Treasury Rate
☐ Other (see attached)

Interest Reset Dates: February 22, May 22, August 22 and November 22 of each year, commencing November 22, 2010

Interest Determination Dates: Quarterly, two London Banking Days prior to each

Interest Reset Date

Interest Rate Reset Period: Quarterly

Interest Payment Dates: February 22, May 22, August 22 and November 22 of each year, commencing November 22, 2010

Index Maturity: 3 month

Index Currency: US Dollars

Spread: - 0.30%

Spread Multiplier: N/A

Maximum Interest Rate: N/A

Minimum Interest Rate: N/A

Day Count Convention:

[_] 30/360 for the period from ________ to ________
☒ Actual / 360 for the period from August 23, 2010 to August 22, 2042
[_] Actual / Actual for the period from _______ to ______

Redemption:	The Notes may be redeemed at the option of Colgate
prior to the stated maturity date. See “Other
Provisions - Optional Redemption” below.

Optional Repayment:	The Notes may be repaid at the option of the holders
prior to the stated maturity date. See “Other
Provisions - Optional Repayment” below.

Currency:

Specified Currency: US Dollars
Minimum Denomination: $1,000

Original Issue Discount: [_]	☒	No
Total amount of OID:
Yield to Maturity:
Initial Accrual Period:

Form:	☒	Book-entry	[_]	Certificated

☒ Other provisions:

Current Interest Rate:	0.03906% (in effect to but excluding the November 22, 2010 Interest Reset Date)

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Optional Redemption:	Colgate may at its option elect to redeem the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days' prior written notice to the holders, on August 22, 2032 or on any business day thereafter at the following redemption prices corresponding to the periods set forth below (expressed as a percentage of the principal amount of the Notes), together with any accrued interest to the redemption date:

If Redeemed During
the 12-Month Period Commencing on:	Redemption Price
----------------------------------	----------------

August 22, 2032	105.00%
August 22, 2033	104.50
August 22, 2034	104.00
August 22, 2035	103.50
August 22, 2036	103.00
August 22, 2037	102.50
August 22, 2038	102.00
August 22, 2039	101.50
August 22, 2040	101.00
August 22, 2041	100.50

Optional Repayment:	Notwithstanding anything to the contrary contained in the Prospectus Supplement dated October 29, 2010, the holders of the Notes may elect to cause Colgate to repurchase the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days' prior written notice to Colgate, on August 22 of each of the years set forth below, at the amounts corresponding to the years set forth below (expressed as a percentage of the principal amount of the Notes), together with any accrued interest to the repayment date:

Repayment Date	Repayment Price

August 22, 2011	99.00%
August 22, 2012	99.00
August 22, 2013 and	100.00
August 22nd of each third
year thereafter commencing
August 22, 2016	100.00

The Agent has agreed to purchase from us, and we have agreed to sell to the Agent, the full principal amount of the Notes set forth above. The Agent has agreed to reimburse us for all of our expenses incurred in connection with this offering.

Use of Proceeds:

The net proceeds from the sale of the Notes will be used by Colgate to retire commercial paper which was issued by Colgate for general corporate purposes.  As of October 28, 2010, Colgate’s outstanding commercial paper had a weighted average interest rate of 0.19% with maturities ranging from 1 day to 26 days.

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Certain United States Federal Income Tax Considerations:

The following discussion supplements the discussion contained in the Prospectus Supplement dated October 29, 2010 under the heading “Certain United States Federal Tax Considerations.” Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

Notes Used as Qualified Replacement Property.

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) for the purposes of computing the amount of passive investment income for purposes of Section 1042.

Colgate believes that less than 25 percent of its affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2002. In making this determination, Colgate has made certain assumptions and used procedures which it believes are reasonable. Colgate cannot give any assurance as to whether it will continue to meet the passive income test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which Colgate has calculated the affiliated group's gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

The Notes are a reopening of the Floating Rate Notes maturing August 22, 2042 and are securities with no established trading market. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of a trading market for the Notes. The availability and liquidity of a trading market for the Notes will also be affected by the degree to which purchasers treat the Notes as qualified replacement property.

Legal Matters:

Sidley Austin LLP, New York, New York has acted as counsel for Colgate. Mayer Brown LLP has acted as counsel for the Agent.

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